UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Mobile-health Network Solutions

2 Venture Drive, #07-06/07 Vision Exchange

Singapore 608526

+65 6222 5223

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Mobile-Health,” “we,” “us” and “our” refer to Mobile-health Network Solutions and its subsidiaries.

Information Contained in this Form 6-K Report

On December 20, 2024, the Ministry of Health Singapore has issued the decision pursuant to section 21(4) of the Healthcare Services Act (HCSA), to revoke the license granted to Manadr Clinic Pte. Ltd., a subsidiary of the Company, to provide outpatient medical service through all approved modes of service delivery, i.e. at permanent premises and temporary premises, and through remote provision, effective immediately (the “Suspension”).

On December 24, 2024, the Company issued a press release discussing the Suspension, which is filed as exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mobile-health Network Solutions

Date: December 26, 2024	By:	/s/ Siaw Tung Yeng
	Name:	Siaw Tung Yeng
	Title:	Co-Chief Executive Officer

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